SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CORSAIR GAMING, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22041X 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Corsair Group (Cayman), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS EagleTree-Carbide (GP), LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS EagleTree Partners IV (GP), LP (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS EagleTree Partners IV Ultimate GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Anup Bagaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS George L. Majoros, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,179,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,179,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,179,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Outstanding stock is based on 94,510,000 shares of common stock outstanding on December 31, 2021, as reported in Corsair Gaming, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

(2)

The beneficial ownership of the common stock referred to herein as reported for each of EagleTree-Carbide (GP), LLC, EagleTree Partners IV (GP), LP, EagleTree Partners IV Ultimate GP, LLC, and Messrs. Bagaria and Majoros (collectively, the “Additional Reporting Persons”) is being reported solely because each of the Additional Reporting Persons may be deemed to beneficially own the shares of common stock beneficially owned by Corsair Group (Cayman), LP, but each Additional Reporting Person disclaims beneficial ownership of such shares. EagleTree-Carbide (GP), LLC is the sole general partner of Corsair Group (Cayman), LP; EagleTree Partners IV (GP), LP is the manager of EagleTree-Carbide (GP), LLC; and EagleTree Partners IV Ultimate GP, LLC is the sole general partner of EagleTree Partners IV (GP), LP. Messrs. Bagaria and Majoros are the co-managing members of EagleTree Partners IV Ultimate GP, LLC.

Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by any of the Additional Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1(a). Name of Issuer

Corsair Gaming, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Corsair Gaming, Inc.

47100 Bayside Parkway

Fremont, CA 94538

Item 2(a). Name of Person Filing:

Corsair Group (Cayman), LP (“EagleTree”)

EagleTree-Carbide (GP), LLC (“EagleTree GP”)

EagleTree Partners IV (GP), LP (“EagleTree Partners IV”)

EagleTree Partners IV Ultimate GP, LLC (“EagleTree Ultimate”)

Anup Bagaria

George L. Majoros, Jr.

The foregoing persons are collectively referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of EagleTree, EagleTree GP, EagleTree Partners IV, and EagleTree Ultimate is:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, Cayman Islands, KY1-1104

The address of the principal business office of each of Anup Bagaria and George L. Majoros is:

c/o EagleTree Capital, LP

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

Item 2(c). Citizenship:

The place of organization of EagleTree, EagleTree GP, EagleTree Partners IV, and EagleTree Ultimate is the Cayman Islands.

The citizenship of each of Anup Bagaria and George L. Majoros is the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

22041X 102

Item 3. If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

As of December 31, 2021, each of the Reporting Persons’ respective beneficial ownership was as follows:

Amount beneficially owned: 54,179,559 shares

Percent of class: 57.3%

Sole voting power: 0 shares

Shared voting power: 54,179,559 shares

Sole dispositive power: 0 shares

Shared dispositive power: 54,179,559 shares

The beneficial ownership of the common stock referred to herein as reported for each of the Additional Reporting Persons is being reported solely because each of the Additional Reporting Persons may be deemed to beneficially own the shares of common stock beneficially owned by EagleTree, but each Additional Reporting Person disclaims beneficial ownership of such shares. EagleTree GP is the sole general partner of EagleTree; EagleTree Partners IV is the manager of EagleTree GP; and EagleTree Ultimate is the sole general partner of EagleTree Partners IV (GP). Messrs. Bagaria and Majoros are the co-managing members of EagleTree Ultimate.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022	CORSAIR GROUP (CAYMAN), LP

	By:	EagleTree-Carbide (GP), LLC, its GP,
	By:	EagleTree Partners IV (GP), LP, its Sole Member,
	By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Dated: April 28, 2022	EAGLETREE-CARBIDE (GP), LLC

	By:	EagleTree Partners IV (GP), LP, its Sole Member,
	By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Dated: April 28, 2022	EAGLETREE PARTNERS IV (GP), LP

	By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Dated: April 28, 2022	EAGLETREE PARTNERS IV ULTIMATE (GP), LLC

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Dated: April 28, 2022	ANUP BAGARIA

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Dated: April 28, 2022	GEORGE L. MAJOROS, JR

	By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).